Exhibit 99.3
The Bank of N.T. Butterfield & Son Limited

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 15, 2019, The Bank of N.T. Butterfield & Son Limited (the terms “we”, “us”, “our”, the “Company” or the “Group” or similar references mean The Bank of N.T. Butterfield & Son Limited and its consolidated subsidiaries unless the context indicates otherwise) completed the acquisition (the “Acquisition”) of ABN AMRO (Channel Islands) Limited (“ABN AMRO Channel Islands”, now known as Butterfield Bank (Channel Islands) Limited), via one of our subsidiaries, Butterfield Bank (Guernsey) Limited. The aggregate purchase price of £160.7 million ($201.1 million) was paid in cash. ABN AMRO Channel Islands offers banking, investment management and custody products in Jersey and Guernsey to three distinct client groups, including trusts, private clients and funds.

The unaudited pro forma condensed combined statement of operations for the Company and ABN AMRO Channel Islands for the year ended December 31, 2019 is presented as if the Acquisition had occurred on January 1, 2019.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined financial information included herein was derived from the historical consolidated financial statements of the Company and Butterfield Bank (Channel Islands) Limited, after giving effect to the pro forma adjustments described in the notes thereto. The preparation of the unaudited pro forma condensed combined statement of operations appearing below is based on financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the use of estimates that affect the reported amounts of revenues and expenses during the reporting period.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and (ii) ABN AMRO Channel Island’s audited consolidated financial statements for the year ended December 31, 2018 and the unaudited consolidated financial statements for the six months ended June 30, 2019, which are both included elsewhere in this Report on Form 6-K.

The unaudited pro forma condensed combined financial information are not necessarily indicative of or intended to represent how the results that would have been achieved had the Acquisition been completed as of the dates indicated or that may be achieved in the future. The actual results reported by the combined company in periods following the Acquisition may differ significantly from those that are reflected in the unaudited pro forma condensed combined financial information due to many factors, including the effects of applying the incremental costs incurred to integrate the two companies.

DISCLAIMER
The pro forma condensed combined financial information for the Company and Butterfield Bank (Channel Islands) Limited (formerly ABN AMRO (Channel Islands) Limited) has been prepared by, and is the responsibility of the Company's management. The pro forma condensed combined financial information has not been audited, reviewed, compiled, or had agreed-upon procedures applied by Ernst and Young LLP, nor any other accountants. Accordingly, Ernst and Young LLP does not express an opinion or any other form of assurance with respect thereto.

The Bank of N.T. Butterfield & Son Limited
Pro Forma Condensed Combined Statement of Operations (unaudited)
(In thousands of US dollars, except per share data)

	The Bank of N.T. Butterfield & Son limited	ABN AMRO (Channel Islands) Limited	Pro forma adjustments		The Bank of N.T. Butterfield & Son limited
	Actual for the year ended December 31, 2019	Period from January 1, 2019 to July 15, 2019	Period from January 1, 2019 to July 15, 2019		Pro forma for the year ended December 31, 2019
Non-interest income
Asset management	28,721	—	—		28,721
Banking	49,347	4,332	—		53,679
Foreign exchange revenue	37,001	2,674	—		39,675
Trust	51,220	—	—		51,220
Custody and other administration services	12,868	—	—		12,868
Other non-interest income	4,818	403	—		5,221
Total non-interest income	183,975	7,409	—		191,384
Net interest income after provision for credit losses	345,886	18,102	(2,798)	[1]	361,190
Total other gains (losses)	2,767	—	—		2,767
Total net revenue	532,628	25,511	(2,798)		555,341
Non-interest expense
Salaries and other employee benefits	183,659	8,438	—		192,097
Technology and communications	62,633	1,900	—		64,533
Professional and outside services	27,952	303	(5,400)	[2]	22,855
Property	24,181	1,851	—		26,032
Indirect taxes	21,109	—	—		21,109
Non-service employee benefits expense	5,649	—	—		5,649
Marketing	8,050	104	—		8,154
Amortization of intangible assets	5,451	—	896	[3]	6,347
Other expenses	18,240	3,774	—		22,014
Total non-interest expense	356,924	16,370	(4,504)		368,790
Net income before income taxes	175,704	9,141	1,706		186,551
Income tax benefit (expense)	1,371	(873)	—		498
Net income	177,075	8,268	1,706		187,049

Earnings per common share
Basic earnings per share	3.33				3.52
Diluted earnings per share	3.30				3.49

Pro forma adjustments:

1) Pro forma Interest income was reduced by the amount of non-taxable interest income that would have been lost had the purchase price been paid on January 1, 2019.
2) Pro forma Professional and outside services was reduced by the acquisition transaction costs incurred and recognized in 2019.
3) Pro forma non-tax-deductible Amortization of intangible assets was increased to reflect a pro forma acquisition date of January 1, 2019. Intangible assets acquired of $24.371m related to customer relationships with an estimated finite useful life of 15 years, and are to be amortized using the straight line method.